UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ADVANCED PHOTONIX, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

00754E1070

(CUSIP Number)

Steven L. Williamson

c/o Advanced Photonix, Inc.

2925 Boardwalk Drive

Ann Arbor, MI 48104

Telephone: (734) 864-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Landey Strongin
Tarter Krinsky & Drogin LLP

1350 Broadway

New York, NY 10018

Telephone: (212) 216-1177

Facsimile: (212) 216-8001

January 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

13D

1.	Name of Reporting Persons Steven L. Williamson
2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) X
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 464,500 (1)
	8.	Shared Voting Power 1,883,200 (2)
	9.	Sole Dispositive Power 464,500 (1)
	10.	Shared Dispositive Power 1,883,200 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,347,700 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.2% (See Item 4)
14.	Type of Reporting Person (see instructions) IN

(1) Amount includes 222,368 shares underlying stock options and 178,132 shares underlying stock purchase warrants.

(2) Amount includes an aggregate of 1,883,200 shares of Common Stock held in trust for the benefit of Mr. Williamson’s spouse and children, which Mr. Williamson, as sole trustee, has power to vote and dispose.

13D

1.	Name of Reporting Persons Steven L. Williamson Trust made on May 15, 2014
2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) X
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,200 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,200 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,200 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.0% (See Item 4)
14.	Type of Reporting Person (see instructions) IN
(1)

Amount includes an aggregate of 1,883,200 shares of Common Stock held in trust for the benefit of Mr. Williamson’s spouse and children, which Mr. Williamson, as sole trustee, has power to vote and dispose.

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 7 (“Amendment No. 7”) amends and restates certain Items of Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2005 (the “Original 13D”) as amended by Amendment No.1 to Schedule 13D filed on October 22, 2010 (“Amendment No. 1”) , as further amended by Amendment No. 2 to Schedule 13D filed on December 2, 2010 (“Amendment No.2”) , as further amended by Amendment No. 3 to Schedule 13D filed on January 12, 2011 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed on March 3, 2011 (“Amendment No.4”), as further amended by Amendment No. 5 to Schedule 13D filed on June 10, 2014 (“Amendment No. 5”), as further amended by Amendment No. 6 to Schedule 13D filed on August 22, 2014 (“Amendment No. 6”, and together with the Original 13D, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 the “Amended 13D”). This Amendment No. 7 relates to Class A Common Stock, par value $0.001 per share (the “Common Stock”) of Advanced Photonix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by Steven Williamson (a “Reporting Person”) an individual and Steven L. Williamson Trust made on May 15, 2014 (“Steven L. Williamson Trust” and collectively, with the Reporting Person, the “Reporting Persons”) to report the entering into a Voting Agreement described in Item 4 below by the Reporting Persons. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings ascribed to them in the Amended 13D. Except as specifically provided herein, Amendment No. 7 does not modify any of the information previously reported in Amended 13D.

Item 2.	Identity and Background

(a)-(c) This Amendment No. 7 is being filed by the Reporting Persons, having an address at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104. Mr. Steven Williamson is the Chief Technology Officer of the Issuer and Picometrix, LLC, 2925 Boardwalk Drive, Ann Arbor, MI 48104 and the sole Trustee of the Steven L. Williamson Trust.

(d)-(e) During the past five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Williamson is a citizen of the United States and the Steven L. Williamson Trust is domiciled in Michigan.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by the Reporting Persons, and certain stockholders of the Issuer also entered into Voting Agreements. The Reporting Persons entered into the Voting Agreement as an inducement to Luna Innovations Incorporated (“Luna”) to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to the Reporting Persons in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b)     On January 30, 2015, Luna, Issuer and API Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Luna (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Luna.

Concurrently with, and as an inducement to Luna to enter into the Merger Agreement, the Reporting Persons, in their respective capacities as stockholders of Issuer, entered into a Voting Agreement with Luna in the form of Exhibit 2 of this Schedule 13D, pursuant to which they agreed, among other things, to vote their respective shares of Issuer Common Stock for the adoption of the Merger Agreement and approval of the transactions contemplated thereby, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement. The Reporting Persons and certain stockholders of the Issuer have also granted an irrevocable proxy to My E. Chung, Luna’s president and chief executive officer and Luna to vote the shares of Issuer Common Stock held by the Reporting Persons and certain stockholders of Issuer in accordance with the terms of the Voting Agreement.

The Voting Agreement provides that each Reporting Person will not, among other things, sell, pledge, encumber, grant an option with respect to, transfer or dispose of, or enter into any agreement or commitment contemplating the possible sale of, pledge of, encumbrance of (other than restrictions imposed by applicable laws or legal requirements or pursuant to the Voting Agreements), grant of an option with respect to, transfer of or disposition of, any Issuer Common Stock beneficially owned by such stockholder, or grant any proxies with respect to such shares. Pursuant to the Voting Agreement, the Reporting Persons have also agreed not to: (i) make certain solicitations regarding any alternative acquisition proposal related to Issuer; (ii) knowingly furnish any information regarding Issuer in connection with an acquisition proposal; (iii) engage in discussions or negotiations with any person relating to any acquisition proposal with respect to Issuer; (iv) approve, endorse or recommend any alternative acquisition proposal with respect to Issuer; (v) enter into any letter of intent or similar document relating to any alternative acquisition transaction with respect to Issuer; (vi) make any disclosure or communication to any person of or with respect to any non-public information relating to the Merger or indicating that such Reporting Persons who executed the Voting Agreement are against the Merger or any of the transactions contemplated thereby, subject to certain specified exceptions; (vii) take any action that could result in the revocation or invalidation of the proxy; and (viii) agree or publicly propose to take any actions prohibited by the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of:  (i) the termination of the Merger Agreement in accordance with its terms; (ii) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is materially adverse to the Reporting Persons or that results in a (a) decrease in the Exchange Ratio (as defined in the Merger Agreement) or (b) change in the form of consideration payable to the Reporting Persons under the Merger Agreement; and (iii) the Effective Time (as defined in the Merger Agreement).

The foregoing summary descriptions contained in this Item 4 of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full texts of these agreements, copies of which are incorporated herein by reference to Exhibit 1 and Exhibit 2 respectively, of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     As of the close of business on January 30, 2015, Mr. Williamson beneficially owned an aggregate total of 2,347,700 shares of Issuer Common Stock consisting of (i) 64,000 shares of Common Stock plus (ii) 222,368 shares of Issuer Common Stock underlying options to purchase shares of Issuer Common Stock granted to him in his capacity as an officer of the Issuer (“Option Grants”) that are vested and exercisable within 60 days of January 30, 2015 plus (iii) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by Mr. Williamson within 60 days of January 30, 2015, plus (iv) 1,883,200 shares of Common Stock held in Trust for the benefit of Mr. Williamson’s spouse and children, which Mr. Williamson, as sole trustee, has the power to vote and dispose. The 2,347,700 shares of Common Stock beneficially owned by Mr. Williamson represent approximately 6.2% of the Common Stock outstanding. The percentage used herein for Mr. Williamson is calculated based on the aggregate total of 37,381,413 shares of Issuer Common Stock outstanding on January 30, 2015, plus (ii) 222,368 shares of Issuer Common Stock underlying the Option Grants that are vested and exercisable within 60 days of January 30, 2015 plus (iii) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by Mr. Williamson within 60 days of January 30, 2015. As of the close of business on January 30, 2015, Steven L. Williamson Trust made on May 15, 2015 owned 1,883,200 shares of Common Stock representing approximately 5.0% of the Common Stock outstanding. The percentage used herein for Steven L. Williamson Trust made on May 15, 2014 is calculated based on the aggregate total of 37,381,413 shares of Issuer Common Stock outstanding on January 30, 2015

(b)     Except as provided in the Voting Agreement, Mr. Williamson has the sole power to vote, or to direct the vote of, and the sole power to dispose or direct the disposition of the 2,347,700 shares of Common Stock beneficially owned by him reported in Item 5(a).

(c)     Not applicable.

(d)     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Schedule 13D.

(e)     Not applicable.

The foregoing summary descriptions contained in this Item 5 of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of these agreements, copies of which are which are incorporated herein by reference to Exhibit 1 and Exhibit 2, respectively, of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2(a)-(c) or between such persons and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Issuer.

Item 7.	Material to Be Filed as Exhibits

1.

Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among Luna Innovations Incorporated, a Delaware corporation, API Merger Sub, a Delaware corporation and a wholly owned subsidiary of Luna Innovations Incorporated, and Advanced Photonix, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Advanced Photonix, Inc., Commission File No. 1-11056, filed on February 2, 2015).

2.

Form of Voting Agreement, dated January 30, 2015, by and between Advanced Photonix, Inc., Luna Innovations Incorporated, and directors and executive officers of Luna Innovations Incorporated (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Advanced Photonix, Inc., Commission File No. 1-11056 filed on February 2, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2015

/s/ Steven L. Williamson
Name: Steven L. Williamson

By:	/s/ Steven L. Williamson
Name: Steven L. Williamson Trust made on May 15, 2014 Title: Sole Trustee

EXHIBIT INDEX

1.

Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among Luna Innovations Incorporated, a Delaware corporation, API Merger Sub, a Delaware corporation and a wholly owned subsidiary of Luna Innovations Incorporated, and Advanced Photonix, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Advanced Photonix, Inc., Commission File No. 1-11056 filed on February 2, 2015).

2.

Form of Voting Agreement, dated January 30, 2015, by and between Advanced Photonix, Inc., Luna Innovations Incorporated and directors and executive officers of Luna Innovations Incorporated (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Advanced Photonix, Inc., Commission File No. 1-11056 filed on February 2, 2015).